FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of May, 2003

Commission File Number: 001-10220

REPSOL YPF, S.A.
(Exact name of registrant as specified in its charter)

Paseo de la Castellana, 278
28046 Madrid, Spain
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F         Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes        No

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes        No

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
Yes        No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

REPSOL YPF, S.A.

TABLE OF CONTENTS

Item

1.	Press release dated April 30, 2003, titled “Repsol YPF Board of Directors Appointments”.

Item 1

Press Release

Press Release

Madrid, 30 April 2003
Number of pages: 1

REPSOL YPF BOARD OF DIRECTORS APPOINTMENTS

The Board of Directors of Repsol YPF approved the appointments of Ramón Blanco Balín and Manuel González Cid as members of the Board of Directors Delegate Commission.

As the BBVA representatives, the Board of Directors also approved the appointment of Manuel González Cid as Vicepresident of the Board of Directors, replacing José Ignacio Goirigolzarri.

These appointments follow the appointments of Ramón Blanco Balín and Manuel González Cid as members of the Company’s Board of Directors, which were approved on April 4th.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

REPSOL YPF, S.A.

Date: May 1, 2003	By:	/s/ CARMELO DE LAS MORENAS
Name: Carmelo de las Morenas
Title: Chief Financial Officer